UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)
American Ecology Corporation

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
025533407

(CUSIP Number)
Ronald R. Peterson
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
(312) 222-9350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 1, 2005

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Edward F. Heil

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,720,966

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,720,966

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,720,966

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	The percentage reported in row (13) is calculated based upon 18,139,444 shares of Common Stock of American Ecology Corporation outstanding as of November 1, 2006 as set forth in American Ecology Corporation’s Form 10-Q filed on November 3, 2006 for the period ending September 30, 2006.

Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: The Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust #2

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		629,460

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		629,460

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	629,460

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	The percentage reported in row (13) is calculated based upon 18,139,444 shares of Common Stock of American Ecology Corporation outstanding as of November 1, 2006 as set forth in American Ecology Corporation’s Form 10-Q filed on November 3, 2006 for the period ending September 30, 2006.

Page 3 of 9 Pages

     Item 1. Security and Issuer.
     Except as expressly stated herein, this amended and restated statement on Schedule 13D/A (the “Amendment”) amends and restates the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 22, 1992, as amended through the date hereof (the “Statement”). The class of equity security to which this Amendment relates is the common stock, par value $.01 per share (the “Common Stock”), of American Ecology Corporation, a Delaware corporation (“American Ecology”). The name and address of the principal executive office of American Ecology is Lakepointe Centre I, 300 E. Mallard, Suite 300, Boise, Idaho 83706. Each Reporting Person disclaims beneficial ownership of the Common Stock of American Ecology beneficially owned by the other Reporting Person.
     Item 2. Identity and Background.
     This Amendment is being filed by Edward F. Heil (“Mr. Heil”) and the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust #2 (the “Trust”). Together, Mr. Heil and the Trust are referred to herein as the “Reporting Persons.” Mr. Heil’s principal occupation is that of a land developer and private investor. His business address and the address where his principal occupation is conducted is 8052 Fisher Island Drive, Fisher Island, Florida 33109. Mr. Heil also serves as the Chairman of the Board of Directors of American Ecology. Mr. Heil is a citizen of the United States of America.
     The Trust is a family trust formed under the laws of Illinois. The beneficiaries of the Trust are Mr. Heil’s children and the trustee of the Trust is a business associate of Mr. Heil. Pursuant to the Trust’s governing documents, the trustee is authorized to invest the Trust’s funds. The Trust does not carry on business but holds securities and other property. The records of the Trust are held at, and the mailing address of the Trust is, Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611.
     During the last five years, neither of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     For information about the original acquisition of the Reporting Persons’ Common Stock, see the Statement.

Page 4 of 9 Pages

     Item 4. Purpose of Transaction.
     This Amendment is being filed to disclose the dispositions described in Item 5 below. For additional information about the Reporting Persons’ past acquisitions of Common Stock, see the Statement.
     The Reporting Persons hold the Common Stock of American Ecology for investment purposes. The Trust holds the Common Stock of American Ecology for the benefit of the beneficiaries of the Trust. The Reporting Persons reserve the right to purchase additional shares of the Common Stock or dispose of shares from time to time as conditions appear advantageous for doing so. Mr. Heil is eligible to participate in current and future plans and arrangements pursuant to which American Ecology directors may be granted shares or options to purchase shares of the Common Stock.
     In Mr. Heil’s capacity as Chairman of the Board of Directors of American Ecology, he is involved in the management of American Ecology and may from time to time consider and vote upon plans or proposals relating to those events described below in clauses (a) – (j) of this Item 4.
     Except for such actions as may be taken by Mr. Heil in his capacity as Chairman of the Board of Directors of American Ecology, the Reporting Persons do not have any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of American Ecology, or the disposition of securities of American Ecology;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving American Ecology or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of American Ecology or any of its subsidiaries;

(d)	Any change in the present board of directors or management of American Ecology, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of American Ecology;

(f)	Any other material change in American Ecology’s business or corporate structure;

(g)	Changes in American Ecology’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of American Ecology by any person;

(h)	Causing a class of securities of American Ecology to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of American Ecology becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Page 5 of 9 Pages

     Item 5. Interest in Securities of the Issuer.
(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

	Number of Shares
Name	of Common Stock	Percentage

Edward F. Heil	1,720,966	9.5%

The Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust #2	629,460	3.5%
The percentages reported above are calculated based upon 18,139,444 shares of Common Stock of American Ecology outstanding as of November 1, 2006 as set forth in American Ecology’s Form 10-Q filed on November 3, 2006 for the period ending September 30, 2006.

There is no express agreement between Mr. Heil and the Trust with respect to the acquisition, holding, voting or disposition of the Common Stock of American Ecology. The inclusion of the shares held in the Trust herein shall not be deemed an admission that Mr. Heil and the Trust are acting as a group. In addition, each Reporting Person disclaims beneficial ownership of the Common Stock of American Ecology beneficially owned by the other Reporting Person.

(b)	Mr. Heil has the sole power to vote or direct the vote of 1,720,966 shares of the Common Stock and has sole dispositive power over 1,720,966 shares of the Common Stock.

The trustee of the Trust has the sole power to vote or direct the vote of 629,460 shares of the Common Stock and has sole dispositive power over 629,460 shares of the Common Stock.

(c)	Since March 5, 2004, the date of the last amendment to the Statement, Mr. Heil, in his capacity as director of American Ecology, received pursuant to American Ecology’s 2005 Non-Employee Director Compensation Plan, 1,000 and 2,100 shares of restricted stock on May 26, 2006 and May 26, 2005, respectively, at $0.00 per share. In addition, on April 8, 2005, pursuant to the 1992 Director Stock Option Plan, Mr. Heil exercised 26,000 options to purchase shares of Common Stock as follows: 10,000 options were exercised at $4.00 per share, 10,000 options were exercised at $9.20 per share and 6,000 options were exercised at $3.92 per share. Mr. Heil used his personal funds to exercise the options.

Since March 5, 2004, Mr. Heil sold shares in open market transactions as follows:

Transaction Date	Number of Shares Sold	Price Per Share

April 30, 2004	41,700	$11.13

June 29, 2004	500,000	$10.875

September 1, 2005	750,000	$18.85
There have been no transactions by the Trust in the securities of American Ecology since March 5, 2004.

Page 6 of 9 Pages

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities beneficially owned by the Reporting Persons, except that the beneficiaries of the Trust have the right to receive trust assets pursuant to the terms of the Trust.

(e)	Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
     Item 7. Material to be filed as Exhibits.
Exhibit 1	Joint Filing Agreement by and between Edward F. Heil and the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust #2, dated January 26, 2007.

Page 7 of 9 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Date: January 26, 2007

EDWARD F. HEIL
By:	/s/ Edward F. Heil
Edward F. Heil

THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST #2
By:	/s/ Marge Lutz
Marge Lutz, as Trustee

Page 8 of 9 Pages

Exhibit 1
JOINT FILING AGREEMENT
     This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $.01 per share, of American Ecology Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: January 26, 2007

EDWARD F. HEIL
By:	/s/ Edward F. Heil
Edward F. Heil

THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST #2
By:	/s/ Marge Lutz
Marge Lutz, as Trustee

Page 9 of 9 Pages